Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

August 12, 2021

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Midland National Life Insurance Company (the “Company”)
Pre-Effective Amendment 1 to Form S-1 Registration Statement
File No. 333-254710

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, pre-effective amendment No. 1 with regard to the above-referenced Form S-1 Registration Statement for the Company’s contingent deferred annuity contract (the “Contract”).

The Company believes that the Pre-Effective Amendment addresses in full comments provided by the staff of the Securities and Exchange Commission (the “Commission”) in their May 24th, 2021 comment letter, as well as additional comments conveyed to me in telephone calls on both July 23rd and August 4th, 2021. The Registration Statement was originally filed on March 25, 2021.

The Company will also transmit for filing written correspondence from the Company and the principle underwriter, requesting that the Registration Statement be declared effective by the Commission no later than August 12th, 2021. To this end, we remind the staff that the Company plans to go effective using 1st quarter unaudited stub financials, which is permitted until August 12th, 2021.

In addition to the edits made to the registration statement in response to the staff’s comments, the Company supplementally confirms the following:

•	Any and all Withdrawals prior to age 60 will be considered an Excess Withdrawal if the Inadvertent Partial Withdrawal process is not followed.

•	If the Inadvertent Partial Withdrawal process is not followed after an Excess Withdrawal, there is no way for a Certificate Owner to restore the Coverage Base to the Coverage Base amount prior to the Excess Withdrawal.

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U.S. Securities and Exchange Commission August 12, 2021 Page 2

The Company thanks the staff for its thoughtful review of this filing. If you have any questions, please contact me directly.

Sincerely,

/s/ Dodie Kent
Dodie Kent
Partner
Eversheds Sutherland (US) LLP